Mail Stop 3561

July 6, 2006

Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

> **Re: Nitches, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2005**
> **Filed December 15, 2005**
> **Forms 10-Q for Fiscal Quarters Ended**
> **November 30, 2005 and February 28, 2006**
> **Form 8-K/A Filed January 10, 2006**
> **Form 8-K Filed April 19, 2006**
> **File No. 0-13851**

Dear Mr. Wyandt:

We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated April 7, 2006. Our review resulted in the following additional comments.

Form 10-K/A for Fiscal Year Ended August 31, 2005

1.   We have reviewed Form 10-K/A and Form 10-Q/A filed May 16, 2006. Please note that it is not appropriate to include incomplete financial statements and footnotes in your filings. Further, as you were required to amend these filings, in part, due to errors in your Section 302 certifications, your amendment should include all Items required by Form 10-K and Form 10-Q. Please amend Form 10-K/A and Form 10-Q/A accordingly. In doing so, please ensure that all Items affected by your restatement are revised accordingly. For example, we note that the Liquidity section of your MD&A is in error due to changes in your cash flow statement, yet you did not include a revised MD&A in your amendments.

2.	As previously requested in our oral comments issued to Paul Wyandt on April 24, 2006, please label your financial statements "Restated," as applicable.

3.	Please amend Form 10-K/A and Form 10-Q/A to include the Section 906 certification. Both the Section 302 and Section 906 certifications must be included in all annual and quarterly reports, including amendments to those reports.

Form 10-Q/A for Fiscal Quarter Ended November 30, 2005

Item 4. Controls and Procedures

4.	As previously requested in comment 6 in our letter dated February 15, 2006, please also state, if true, whether the certifying officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Form 8-K/A Filed January 10, 2006

5.	As previously requested, please amend Form 8-K/A to include the changes indicated in your responses to comment 15 in your letter dated March 7, 2006 and comment 9 in your letter dated April 7, 2006.

Form 8-K Filed April 19, 2006

6.	We note your presentation of consolidated pretax income before the effect of one time charges, a non-GAAP measure. When non-GAAP measures are presented in future Form 8-K filings, please include all disclosures required by Regulation G. Additionally, as previously requested in our oral comments issued to Paul Wyandt on April 24, 2006, please provide us with a response to show us what this Form 8-K would look like if such disclosures had been included.

*   *   *   *

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                    George F. Ohsiek, Jr.
                                    Branch Chief